MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	January 31, 2020
SUBJECT:
Response to legal comments to the initial registration statements (each, as applicable, a “Registration Statement” and, collectively, the “Registration Statements”) filed on Form N-14 on December 19-20, 2019, as amended on December 23, 2019, relating to the following reorganizations:

File No.: 333-235589 – JNL Institutional Alt 100 Fund, a series of Jackson Variable Series Trust (“JVST”), into JNL Multi-Manager Alternative Fund, a series of JNL Series Trust (“JNLST”)

File No.: 333-235590 – JNL/Eaton Vance Global Macro Absolute Return Advantage Fund, a series of JVST, into JNL/Franklin Templeton Global Multisector Bond Fund, a series of JNLST

File No.: 333-235591 – JNL/The London Company Focused U.S. Equity Fund, a series of JVST, into JNL/Morningstar Wide Moat Index Fund, a series of JNLST

File No.: 333-235592 – JNL/Neuberger Berman Currency Fund, a series of JVST, into JNL/PIMCO Income Fund, a series of JNLST

File No.: 333-235593 – JNL/PPM America Mid Cap Value Fund into JNL/MFS Mid Cap Value Fund, each a series of JNLST

File No.: 333-235609 – JNL Institutional Alt 50 Fund, a series of JNLST, into JNL Moderate Allocation Fund, a series of JVST

File No.: 333-235610 – JNL/Franklin Templeton Global Fund into JNL/Loomis Sayles Global Growth Fund, each a series of JNLST

File No.: 333-235611 – JNL/Invesco China-India Fund and JNL/Oppenheimer Emerging Markets Innovator Fund into JNL/Lazard Emerging Markets Fund, each a series of JNLST

File No.: 333-235612 – JNL/Goldman Sachs Emerging Markets Debt Fund into JNL/DoubleLine® Emerging Markets Fixed Income Fund, each a series of JNLST

This memorandum addresses legal comments received via telephone on January 21, 2020 from the U.S. Securities and Exchange Commission staff (the “Commission Staff”) regarding the Registration Statements.

The comments are repeated below in italics, with responses immediately following.  Capitalized terms used herein have the same meaning as in the Registration Statements.

A.	Global Comments
(Applicable to all file numbers listed above)

1.
In the letter to contract owners and elsewhere in the Registration Statement where applicable, please confirm if the following sentence includes portfolio repositioning fees: “No sales charge, redemption fees, or other transaction fees will be imposed in the Reorganization.” If portfolio repositioning costs are not included, please include disclosure stating that they are not included.  Additionally, if there will be significant portfolio repositioning, please disclose the percentage of securities to be sold, who will bear the costs of repositioning, the cost of the repositioning in dollars and also as a percentage of the Acquired Fund’s net assets, and any tax impact of the repositioning.

RESPONSE:  The Registrants have revised the disclosure and provided this information for all Reorganizations. Additionally, the Registrants have also added disclosure elsewhere in the Registration   Statements relating to the percentage of the Acquired Fund that will be sold in connection with the Reorganization and the cost of the repositioning (both in dollars and as a percentage of the Acquired Fund’s net assets (in addition to the dollar amounts already included in the disclosure)).

2.
Please confirm supplementally that the fees and expenses reflected in the “Comparative Fee and Expense Tables” section, capitalization tables and pro forma financial narratives of each Registration Statement are current fees and expenses for each Fund in accordance with Item 3 of Form N-14.

RESPONSE:  The Registrants confirm that the fees and expenses in the annual fund operating expenses table, capitalization tables, and pro forma financial narratives are the current fees and expenses in accordance with Item 3 of Form N-14.

3.
In the “Description of the Securities to be Issued” section of the proxy statement/prospectus, please explain the phrase “share pro rata” in plain English, as used in the following sentence: “Upon liquidation of the Acquiring Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.”

RESPONSE: The Registrants have revised the disclosure accordingly.

B.	Comment for 333-235589
(JNL Institutional Alt 100 Fund into JNL Multi-Manager Alternative Fund)

1.
In the first bullet point on page 16 of the proxy statement/prospectus, please discuss what conclusions were reached by the Board from the following sentence: “The Board also considered that the Acquired Fund is structured as a fund-of-funds, while the Acquiring Fund is managed by sub-advisers.”

RESPONSE:  The Registrant has removed this sentence from the disclosure as it is a recitation of fact rather than a statement of conclusion.

C.	Comments for 333-235609
(JNL Institutional Alt 50 Fund into JNL Moderate Allocation Fund)

1.
In the “Comparison of Fundamental Policies” section of the proxy statement/prospectus, please explain why the differences in fundamental policies (7) and (9) do not violate the conditions needed to rely on Rule 17a-8 under the Investment Company Act.

RESPONSE:    The Registrant has added the following disclosure to the paragraph preceding the chart in the section titled “Comparison of Fundamental Policies”:

Although the Acquiring Fund does not have a corresponding fundamental policy to that of the Acquired Fund with regard to investments in illiquid securities, rule 22e-4 under the 1940 restricts an open-end fund to investment of no more than 15% of fund assets in illiquid securities.  As such, the Acquiring Fund is subject to the same restriction as the Acquired Fund with regard to investment in illiquid securities.  Similarly, the Acquired Fund does not have a fundamental policy regarding investments in senior securities, but the Acquired Fund is subject to the same limitations as the Acquiring Fund in that it may not issue senior securities, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, and any applicable exemptive relief.

2.	Please confirm supplementally that the following conditions of Rule 17a-8 apply and update the disclosure in the proxy statement/prospectus to address:

(i) The Independent Directors of the Acquired Fund who were elected by shareholders will comprise a majority of the Independent Directors of the Acquiring Fund; and

(ii) No investment advisory contract of the Acquired Fund is materially different from that of the Acquiring Fund.

RESPONSE:  The Registrant confirms that the Independent Directors of the Acquired Fund who were elected by shareholders will comprise a majority of the Independent Directors of the Acquiring Fund and that the investment advisory contract of the Acquired Fund is not materially different from that of the Acquiring Fund.  The Registrant has also revised the disclosure accordingly.

3.	On page 14 of the proxy statement/prospectus, please explain why the differences in fundamental policies, as discussed in question C.1 above, do not violate the conditions need to rely on Rule 17a-8.

RESPONSE:  The Registrant has amended the disclosure to including the following text:

In this regard, the Board noted that although the Acquiring Fund does not have a corresponding fundamental policy to that of the Acquired Fund with regard to investments in illiquid securities, rule 22e-4 under the 1940 Act restricts an open-end fund to investment of no more than 15% of fund assets in illiquid securities.  As such, the Acquiring Fund is subject to the same restriction as the Acquired Fund with regard to investment in illiquid securities.  Similarly, it was noted that the Acquired Fund does not have a fundamental policy regarding investments in senior securities, but the Acquired Fund is subject to the same limitations as the Acquiring Fund in that it may not issue senior securities, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, and any applicable exemptive relief.

D.	Comments for 333-235591
(JNL/The London Company Focused U.S. Equity Fund into JNL/Morningstar Wide Moat Index Fund)

1.	Please update the Acquiring Fund’s performance data to include performance for a full calendar year.

RESPONSE:   The Registrant has updated the disclosure.

2.
On page 13 of the proxy statement/prospectus, please discuss what conclusions were reached by the Board from the following sentence: “The Board noted that the Acquired Fund and the Acquiring Fund have different investment objectives, investment strategies, and fundamental policies.” If the sentence does not advance disclosure, consider deleting the sentence.

RESPONSE: The Registrant has removed this sentence from the disclosure as it is a recitation of fact rather than a statement of conclusion.

3.
On page 14 of the proxy statement/prospectus, in the first bullet point under the “Board Considerations” section, please explain the phrases “higher conviction” and “rationalizing the fund lineup” in plain English, as used in the following sentence: “The Board also considered management’s statement that there is a higher conviction in the Acquiring Fund coupled with the strategic initiative of rationalizing the fund lineup.”

RESPONSE: The Registrant has revised the disclosure to read as follows: “The Board also considered management’s view that the Acquiring Fund fits well within the Adviser’s evolving suite of fund offerings.”

E.	Comments for 333-235612
(JNL/Goldman Sachs Emerging Markets Debt Fund into JNL/DoubleLine® Emerging Markets Fixed Income Fund)

1.
On page 10 of the proxy statement/prospectus, in the “Comparison of Fundamental Policies” section, please consider removing diversification from the chart of fundamental policies and explaining each Fund’s diversification status in narrative form.

RESPONSE:   The Registrant has revised the disclosure accordingly.

2.
Please explain why this proposed reorganization can rely on Rule 17a-8, given the Acquired Fund is not a “diversified company” and the Acquiring Fund is a “diversified company”, as such term is defined in the Investment Company Act of 1940, as amended.

RESPONSE:  The Acquired Fund may rely on Rule 17a-8 because Section 13(a)(1) of the 1940 Act requires shareholder approval only when a fund is changing its diversification status from diversified to non-diversified (shareholder approval is not required when changing from non-diversified to diversified status).

3.
On page 15 of the proxy statement/prospectus, in the first bullet point in the “Board Considerations” section, please explain the phrase “lower conviction fund” in plain English, as used in the following sentence:  “The Board also considered management’s statement that the Acquired Fund is a lower conviction fund and that it has seen a persistent decline in investor assets.”

RESPONSE:  The Registrant has revised the disclosure to read as follows: “The Board also considered management’s statement that the Acquired Fund has seen a persistent decline in investor interest.”

4.
On pages 15-16 of the proxy statement/prospectus, in the “Board Considerations” section, please explain the rationale for proceeding under Rule 17a-8 and why the different diversification status of the Acquired Fund and Acquiring Fund does not require a vote of the Acquired Fund’s shareholders.

RESPONSE:  The Registrant has revised the disclosure to note that the Acquired Fund may rely on Rule 17a-8 because Section 13(a)(1) of the 1940 Act requires shareholder approval only when a fund is changing its diversification status from diversified to non-diversified (shareholder approval is not required when changing from non-diversified to diversified status).

F.	Comments for 333-235590
(JNL/Eaton Vance Global Macro Absolute Return Advantage Fund into JNL/Franklin Templeton Global Multisector Bond Fund)

1.
In the second bullet point on page 2 of the proxy statement/prospectus, please revise the disclosure to state what securities the Acquired Fund currently invests in, rather than including general statements from the Fund’s registration statement.

RESPONSE:  The Registrant has revised the disclosure accordingly.

2.
On page 5 of the proxy statement/prospectus, under the “Comparison of Investment Objectives and Principal Investment Strategies” section, please revise the disclosure to state what securities the Acquired Fund currently invests in, rather than including general statements from the Fund’s registration statement.

RESPONSE: The Registrant has revised the disclosure accordingly.

3.
On page 16 of the proxy statement/prospectus, in the “Board Considerations” section, please explain the phrase “limited beta” in plain English, as used in the following sentence: “The Board also considered management’s statement that while both Funds offer shareholders limited beta to fixed income and equity markets, serving as portfolio diversifiers, the Acquiring Fund will best serve shareholders seeking a flexible, global mandate.”

RESPONSE:   The Registrant has removed this sentence as it is not additive to the disclosure.

G.	Comments for 333-235611
(JNL/Invesco China-India Fund and JNL/Oppenheimer Emerging Markets Innovator Fund into JNL/Lazard Emerging Markets Fund)

1.
On page 1 and page 24 of the proxy statement/prospectus, please provide clarification on whether the two mergers are contingent upon each other and address what would occur should one Fund’s shareholders approve the proposed merger and the other Fund’s shareholders do not approve the proposed merger.

RESPONSE:  The Registrant has revised the disclosure to include the following text (which is identical to the disclosure in the section of the Registration Statement titled “Contingency Plan”):

If either or both of the Reorganizations are not approved by shareholders, the Funds will continue to operate as they currently do and the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in the Acquired Funds.

2.	In the first bullet point on page 3 and on page 24 of the proxy statement/prospectus, please address whether a shareholder vote will be required with respect to the Acquiring Fund’s strategy change.

RESPONSE:   The Registrant has revised the disclosure to read as follows:

The Funds have similar investment objectives. The Oppenheimer Fund seeks capital appreciation, while the Lazard Fund seeks long-term capital appreciation.  As described herein, JNAM has proposed, under a separate proxy statement, that, if approved by shareholders of the Lazard Fund, effective April 27, 2020, the Lazard Fund will undergo a strategy change and will be renamed the Multi-Manager Emerging Markets Equity Fund and will be managed in accordance with the investment objective, policies and strategies of the Multi-Manager Emerging Markets Equity Fund. For more information about the Oppenheimer Fund, the Lazard Fund, and the Multi-Manager Emerging Markets Equity Fund, see “Comparison of Investment Objectives and Principal Investment Strategies,” “Comparison of Principal Risk Factors” and “Comparison of Fundamental Policies” below.

3.
In the third bullet point on page 3 of the proxy statement/prospectus, please clarify whether the Acquiring Fund’s fundamental policy, as stated in the following sentence, will remain in place after the Acquiring Fund’s strategy change: “However, the Lazard Fund may also purchase and sell securities that are secured and may invest in interests in or leases relating to oil, gas or other mineral exploration or development programs, whereas the Oppenheimer Fund may not.”

RESPONSE: The Registrant has revised the disclosure accordingly.

4.	In the first bullet point on page 4 of the proxy statement/prospectus, please express “1,293.90 million” and “$1,848.99 million” in billions rather than thousand millions.

RESPONSE:  The Registrant has revised the disclosure accordingly.

5.
Please confirm supplementally if there will be any fee changes once the Acquiring Fund undergoes its strategy change. If so, on page 6 and page 27 of the proxy statement/prospectus, please add disclosure if there will be any fee changes once the Acquiring Fund undergoes its strategy change.

RESPONSE:  The Registrant confirms that there will be no fee changes, other than a change in sub-advisory fees which are paid from a portion of the advisory fee, once the Acquiring Fund undergoes its strategy change.

6.	On pages 7 and 28 of the proxy statement/prospectus, under the “Comparison of Investment Adviser and Sub-Advisers” section, consider adding a column for the Multi-Manager Emerging Markets Equity Fund.

RESPONSE:   The Registrant has revised the disclosure accordingly.

7.
On page 8 and page 28 of the proxy statement/prospectus, under the “Comparison of Investment Objectives and Principal Investment Strategies” section, please address either in narrative form or in the chart any contingency plans if the Acquiring Fund’s strategy change is not approved by the Acquiring Fund’s shareholders.

RESPONSE: The Registrant has revised the disclosure to include the following text (which is identical to the disclosure in the section of the Registration Statement titled “Contingency Plan”).

“If either or both of the Reorganizations are not approved by shareholders, the Funds will continue to operate as they currently do and the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in the Acquired Funds.”

8.	In the first bullet point on page 25 of the proxy statement/prospectus, please express “1,293.90 million” and “$1,848.99 million” in billions rather than thousand million.

RESPONSE:   The Registrant has revised the disclosure accordingly.

H.	Comments for 333-235610
(JNL/Franklin Templeton Global Fund into JNL/Loomis Sayles Global Growth Fund)

1.
On page 9 of the proxy statement/prospectus, under the “Comparison of Fundamental Policies” section, please address tense or add an explanation to clarify the Fund’s current diversification status in the following sentence: “The Fund shall be a “diversified company,” as such term is defined under the 1940 Act.”

RESPONSE:  The Registrant has revised the disclosure to read as follows: “The Fund is a “diversified company,” as such term is defined under the 1940 Act.”

I.	Comments for 333-235593
(JNL/PPM America Mid Cap Value Fund into JNL/MFS Mid Cap Value Fund)

1.
On page 5 of the proxy statement/prospectus, please consider updating the market capitalization ranges for the Russell Midcap® Value Index and Russell MidCap Index to reflect the most up-to-date data reasonably available.

RESPONSE:  The Registrant has updated the disclosure.

2.	Please confirm supplementally that the following conditions of Rule 17a-8 apply:

(i) The Independent Directors of the Acquired Fund who were elected by shareholders will comprise a majority of the Independent Directors of the Acquiring Fund; and

(ii) No investment advisory contract of the Acquired Fund is materially different from that of the Acquiring Fund.

RESPONSE: The Registrant confirms that the Independent Directors of the Acquired Fund who were elected by shareholders will comprise a majority of the Independent Directors of the Acquiring Fund and that the investment advisory contract of the Acquired Fund is not materially different from that of the Acquiring Fund.

J.	Comments for 333-235592
(JNL/Neuberger Berman Currency Fund into JNL/PIMCO Income Fund)

1.
In the second bullet on page 2 of the proxy statement/prospectus, please edit the disclosure so that the major differences between the Funds’ investment strategies are concisely summarized and easily understood.

RESPONSE: The Registrant has revised the disclosure accordingly.

2.
On page 5 of the proxy statement/prospectus, under the “Comparison of Investment Objectives and Principal Investment Strategies” section, please revise the disclosure to state what securities the Acquired Fund currently invests in, rather than including general statements from the Fund’s registration statement.

RESPONSE: The Registrant has revised the disclosure accordingly.

3.
On page 5 of the proxy statement/prospectus, under the “Comparison of Investment Objectives and Principal Investment Strategies” section, please consider breaking up the narrative into smaller paragraphs and grouping related strategies together for readability purposes.

RESPONSE:   The Registrant has revised the disclosure accordingly.

Each Registrant understands that it is responsible for the accuracy or inaccuracy of its respective Registration Statement notwithstanding any action or inaction on the part of the Commission Staff.

It is the Registrants’ intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File